Exhibit 99.1

Cougar Oil and Gas Canada

CALGARY, February 24, 2012 – Cougar Oil and Gas Canada, Inc. (" OTC:BB COUGF" or "the Company") has requested and obtained an extension on the Order from the Alberta Court of Queen’s Bench (the "Court") providing creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). While under CCAA protection, the Company will continue with its day to day operations. The Court was of the view that the company was acting diligently and in good faith and as a result, extended the stay period to May 23, 2012.

The Alberta Court of Queen's Bench (the "Court") approved Cougar Oil and Gas Canada, Inc debtor-in-possession ("DIP") financing of CDN$1.75 million, to fund the LMR deposit requirements of the ERCB and ongoing operating costs and other expenses while the Company is under creditor protection.

Cougar Oil and Gas Canada, Inc continues to operate under the protection of CCAA with the assistance of a Court-appointed monitor. The implications of this process for shareholders will not be known until the end of the restructuring process.  If the secured stakeholders do not approve a Plan in the manner contemplated by law, the Company will likely be placed into receivership or bankruptcy. If by May 23, 2012, the Company has not filed a Plan or obtained an extension of the CCAA protection, creditors and others will no longer be stayed from enforcing their rights.  The Company will issue a further press release on or before May 23, 2012 to provide an update.

Forward-looking statements

This news release includes certain statements that may be deemed to be "forward-looking statements " All statements, other than statements of historical fads, included in this news release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other faders that could cause actual events. results may differ materially from those anticipated in the forward-looking statements  which include but are not limited to the ability to raise additional capital, risks associated with the Company's ability to implement its business plan, its ability to successfully submit a timely plan to its creditors and the risk under the CCAA and to resolve its operational, legal and financial difficulties, risks inherent in the oil sands industry, regulatory and economic risks land tenure risks and those factors listed under the caption "Risk Faders" in he Company's Form 20-F, as amended,  filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change, except as required by law.